UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 May, 2025

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

ENCLOSURES:

Sens announcement dated 28 May 2025: Dealings in securities by an executive director and prescribed officer of Sasol Limited

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code:	ZAE000151817

(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND PRESCRIBED OFFICER OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by an executive director and prescribed officer of Sasol Limited.

The persons below have transacted in securities awarded and accepted as on-appointment awards in 2022 in terms of the rules of the Sasol 2016 Long-Term Incentive (LTI) plan (the Plan). The May 2022 award partly vested at the achievement of corporate performance targets (CPTs). The balance of the LTI award made in May 2022 will vest in May 2027 subject to the rules of the Plan.

The participant has the option to retain all shares or sell sufficient shares to cover the tax liability and retain the balance thereof. Directors and prescribed officers have to adhere to minimum shareholding requirements (MSR). The dealings are set out below.

Transaction date:	26 May 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of the transaction (ZAR)
S Baloyi	Sasol Limited: Executive Director and Chief Executive Officer	7 186	79,95	574 521
V Bester	Sasol Limited: Prescribed officer	3 225	79,95	257 839

1 Closing price of 23 May 2025

Transaction date:	26 May 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Average selling price per share (ZAR)[1]	Total value of the transaction (ZAR)
V Bester[2]	Sasol Limited: Prescribed officer	3 037	85,9874	261 144

1 Average selling price per share is based on transactions effected by the Company on 26 May 2025. Proceeds are allocated to the shares sold by directors and prescribed officers, as with all participants, based on the outcome of the bulk sale.

2 In terms of the MSR policy, Sasol Limited prescribed officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the Volume Weighted Average Price (VWAP) for the date of trading is as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	VWAP (ZAR)
26 May 2025	89,5600	85,5500	85,9874

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

28 May 2025

Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 May 2025	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary